September 17, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-7010

Mail Stop 3561

Attn: John Reynolds, Assistant Director

Re:	First Corporation

Preliminary Information Statement on Schedule 14C

Filed August 28, 2012

File No. 000-52724

Ladies and Gentlemen:

First Corporation (the “Company”) is submitting this response to the comment of the Securities and Exchange Commission (the "Commission") to the Company’s Preliminary Information Statement on Schedule 14C, filed August 28, 2012 (the “Pre-14C”). For your convenience, we have also inserted your comment above the response.

General

1.	Comment:

We note that your sole director adopted a resolution to increase the authorized number of shares of common stock to ensure that a sufficient number of authorized and unissued shares are available for the 10-for-1 stock split. We also note that your sole director has approved the 10-for-1 split of the issued and outstanding shares of your common stock so the number of shares outstanding will increase in the same proportion as your authorized shares. Given that you are increasing your share authorization to accommodate a stock split, but the stock split is being adopted in order to prevent dilution as a result of the share authorization, the background and the consequences of this transaction are unclear. With a view to providing complete information required by Item 11 of Schedule 14A, please revise to add additional details clarifying the reason(s) for the increase in authorized shares.

Response:

The Company did not intend to indicate that the stock split was being adopted to prevent dilution. The statement regarding dilution in the second paragraph is merely intended to explain that, although an increase in authorized shares normally carries a risk of dilution, in this case it does not because it is simultaneous with a stock split. The Company intends to add the following paragraph clarifying the reason for the split:

The Sole Director approved and recommended the stock split at the request of certain prospective investors who have indicated an interest in funding the second phase of First Corporation’s acquisition of Gecko Landmarks Limited conditioned upon completion of the stock split. These investors have indicated that they wish to see improved liquidity in the market for the common stock of First Corporation and believe that the stock split will assist in broadening the shareholder base to create the desired liquidity.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Sincerely,

/s/ Andrew Clarke,

CEO and Chairman

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